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**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

**FORM C UNDER THE SECURITIES ACT OF 1933**

(Mark one.)

☒ Form C: Offering Statement
☐ Form C-U: Progress Update:
☐ Form C/A: Amendment to Offering Statement:

☐ Check box if Amendment is material and investors must reconfirm within five business days.

☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer: CREX Agent, Inc.
Legal status of issuer:

Form: corporation
Jurisdiction of Incorporation/Organization: Delaware
Date of organization): November 13, 2018

Physical address of issuer: 39169 More Ferry Rd. / North Branch, Minnesota 55056
Website of issuer: https://crexagent.com

Is there a co-issuer? ☐ Yes ☒ No If yes,
Name of co-issuer:
Legal status of co-issuer:

Form:
Jurisdiction of Incorporation/Organization:
Date of organization:

Physical address of co-issuer:
Website of co-issuer:

Name of intermediary through which the offering will be conducted: Silicon Prairie Capital Partners, LLC
CIK number of intermediary: 0001711770
SEC file number of intermediary: 007-00123
CRD number, if applicable, of intermediary: 289746

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:
$2,000 onboarding fee 5% Cash on First 1M, 4% on Second, 3% up to 5M, then 1% thereafter

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:
0

Type of security offered: Common Stock

Target number of securities to be offered: 1,381

Price (or method for determining price): 1.81

Target offering amount: 2,500

Oversubscriptions accepted: ☒ Yes  ☐ No

If yes, disclose how oversubscriptions will be allocated: ☐ Pro-rata basis ☒ First-come, first-served basis

☐ Other – provide a description: _____

Maximum offering amount (if different from target offering amount): 1,200,000

Deadline to reach the target offering amount: 12 months from filing

**NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.**

Current number of employees: 1

| | | |
|---|---|---|
| Total Assets: | Most recent fiscal year-end: 1,120 | Prior fiscal year-end: 643 |
| Cash & Cash Equivalents: | Most recent fiscal year-end: 1,120 | Prior fiscal year-end: 643 |
| Accounts Receivable: | Most recent fiscal year-end: 0 | Prior fiscal year-end: 0 |
| Short-term Debt: | Most recent fiscal year-end: 0 | Prior fiscal year-end: 0 |
| Long-term Debt: | Most recent fiscal year-end: 0 | Prior fiscal year-end: 0 |
| Revenues/Sales | Most recent fiscal year-end: 0 | Prior fiscal year-end: 0 |
| Cost of Goods Sold: | Most recent fiscal year-end: 0 | Prior fiscal year-end: 0 |
| Taxes Paid: | Most recent fiscal year-end: 0 | Prior fiscal year-end: 0 |
| Net Income: | Most recent fiscal year-end: (3,958) | Prior fiscal year-end: (29,661) |

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

**[List will include all U.S. jurisdictions, with an option to add and remove them individually, add all and remove all.]**

**SIGNATURE**

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (ğ227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

CREX Agent, Inc.

(Issuer)

By

/s/ Andrew Harrington President

(Signature and Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (ğ227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Andrew Harrington

(Signature)

President

(Title)

December 10th, 2025

(Date)

**THE COMPANY**

1. Name of issuer: <u>CREX Agent, Inc.</u>

**ELIGIBILITY**

2. ☒ Check this box to certify that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District ofColumbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

**INSTRUCTION TO QUESTION 2: If any of these statements is not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.**

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes   ☒ No
Explain: _____

# DIRECTORS OF THE COMPANY

4.      Provide the following information about each manager (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: ___Andrew Harrington___ Dates of Service: _____November 13, 2018- Present__
Principal Occupation: ___Director___
Employer: _CREX Agent, Inc._ Dates of Service: ___November 13, 2018 - Present___
Employer's principal business: ___Software development
List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

Position: __CEO___ Dates of Service: November 13, 2018 - Present____

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities: leading sales/marketing efforts, product and process development, and business management.

Employer: __CREX Agent, Inc.___
Employer's principal business: ___software development___
Title: ___CEO___ Dates of Service: _November 13, 2018___
Responsibilities:_____General oversight and management of company___

## OFFICERS OF THE COMPANY

5.       Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: ___Andrew Harrington_____Dates of Service: ___November 13, 2018- Present_

Principal Occupation: ___CEO_____ _____

Employer: _CREX Agent, Inc._ Dates of Service: ___November 13, 2018 - Present_____

Employer's principal business: ___Software development_____

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

Position: __CEO_____ Dates of Service: November 13, 2018 - Present____

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities: leading sales/marketing efforts, product and process development, and business management.

Employer: __          CREX Agent, Inc._____ _____

Employer's principal business: ___       software development_____

Title: _____CEO_____ Dates of Service: _ November 13, 2018 _____

Responsibilities:_____General oversight and management of company_____

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions.

# PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

| Name of Holder | No. and Class of Securities Now Held | % of Voting Power Prior to Offering |
|---|---|---|
| Andrew Harrington | 6,002,708 Shares - Common Stock | 88.4 % |
| | | % |
| | | % |
| | | % |

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control – as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

**BUSINESS AND ANTICIPATED BUSINESS PLAN**

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

# FORWARD-LOOKING STATEMENTS

Certain information set forth in this document contains "forward-looking information", including "future-oriented financial information" and "financial outlook", under applicable securities laws (collectively referred to herein as forward-looking statements). Except for statements of historical fact, the information contained herein constitutes forward-looking statements and includes, but is not limited to, the (i) projected financial performance of the Company; (ii) completion of, and the use of proceeds from, the sale of the shares being offered hereunder; (iii) the expected development of the Company's business, projects, and joint ventures; (iv) execution of the Company's vision and growth strategy, including with respect to future M&A activity and global growth; (v) sources and availability of third-party financing for the Company's projects; (vi) completion of the Company's projects that are currently underway, in development or otherwise under consideration; (vi) renewal of the Company's current customer, supplier and other material agreements; and (vii) future liquidity, working capital, and capital requirements. Forward-looking statements are provided to allow potential investors the opportunity to understand the Company's beliefs and opinions in respect of the future so that they may use such beliefs and opinions as one factor in evaluating an investment.

These statements are not guarantees of future performance and undue reliance should not be placed on them. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or result expressed or implied by such forward-looking statements.

Although forward-looking statements contained in this presentation are based upon what management of the Company believes are reasonable assumptions, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws. Investors are cautioned not to place undue reliance on forward-looking statements.

# BUSINESS SUMMARY

## Executive Summary

**The first, anonymous, online, do-it-yourself valuation tool, that can generate valuation reliability beyond any AVM and can match or exceed any previous valuation process.**

Our CREX Agent platform works directly on our subscribing agent's websites, allowing the customer the assurance and reliability of a professional valuation in a fully reproducible method, which includes all necessary Multiple Listing System (MLS) data and analysis generated by the local real estate agents.

Unlike an AVM or AI generated value, the platform delivers results based on analysis specific to the customer's property, including those unique and rural properties.

The proprietary data process allows for more accurate localized adjustments, including the individual agent's opinion of values, without requiring the agent's assistance.

CREX Agent will use proprietary data, patents and trademark processes that can be scaled for rapid growth across all real estate markets in the United States. By creating a measurement for professional opinion-based values such as view, quality, condition, amenities, and others, and their effect on pricing, CREX Agent is the only professionally augmented that does not require the customer, site visitor, to provide their address, name, or email, ever.

Customers are encouraged to perform their own valuation utilizing this tool, and can directly interact with the agent and sales teams, and even compare results to the market average.

CREX Agent will build trust between the customer and the agent without any third-party involvement or third party fees for leads.

Agents and customers don't worry, this is a data rich environment with a fun approach that doesn't require any math skill, training, or experience, yet will leave the user with full trust in the answers they obtain.

*Highlights*
The platform can serve as a replacement for CMA and Appraisal reports and generates long lasting leads in the process.

There are no forms to fill or understand.

The SaaS platform can be utilized by Real Estate Agents, Lenders, and Appraisers. Pricing and valuations are generated in minutes and are fully reproducible. Real Estate Agents can more accurately price listings during their initial listing appointment and the customer can, at the same time, compare their own results. This is excellent for use in negotiations.

Brokers will have tools to assist and monitor their agents' use in a live format. Lenders and appraisers can incorporate the search and results directly into reports or eliminate the report altogether. Underwriters can test the results for additional certainty.

An initial subscription model allows for individual agent access for a $100/month fee with unlimited access.

*Objectives*
Product launch will begin Fall/Winter 2025.

Full subscription availability is available for most of the US. Expansion into all additional US markets, and internationally within the first 2 years.

*Mission Statement*
Our goal at CREX Agent is to improve professional services for all real estate and lending. We can increase pricing and negotiation reliability, while reducing costs, time, liability, risk, and angst.

Keys to Success
Although patents, trademarks, and proprietary data will be used, the CREX Agent database requires input from multiple local professionals for every sale in every market. A human data source with potential for AI assistance yet completely individualized to help the profession remain relevant during rapidly changing technology.

A moat of proprietary data that is difficult for a competitor to reproduce. Even more difficult is the tie this product creates between those seeking valid and immediate answers to local professionals who have a depth of knowledge beyond what can be found online.

## Description of Business

CREX Agent breaks down every sale into opinion-based factors and physically quantifiable factors. Current MLS data is not structured for valuation use and requires correction, sorting, and price analysis in order to be used in any valuation process. Fast, accurate and reproducible results are a daily necessity. This allows for a subscription revenue model.

## Company Ownership/Legal Entity

CREX Agent, Inc. is a Delaware C-Corp operating in Minnesota

### Location

The initial launch will be conducted in the central Florida, Houston, and the Twin City region of Minnesota.

### Management

Andrew J Harrington, Founder/Manager, Broker/Certified Residential Appraiser 30 years
Joseph L Harrington, Appraiser/Data Consultant
Johnathan Ornelas, Software Engineer/AI analyst/Marketing

## Marketing

Direct to customer marketing will involve training and seminars. Individual Brokerages will be offered on site training and sales presentation. Face to face demonstrations will be augmented with online blog and web site demos. Initial sales will be performed by selected Affiliate Managers who have been contracted to train locally and provide additional marketing.

### Market Analysis

The problems of unreliable pricing, poor negotiations, and the slow and expensive appraisal process are solved by the CREX Agent platform. The potential market is beyond the 3 million real estate agents within the US and includes international sales agents, single family residential lending, remodeling valuation, risk analysis, underwriting and more.

Our initial launch focus is on active Real Estate Agents and Broker/Managers numbering with nearly 150,000 across central Florida, Minnesota and the Houston area. Within a few months the platform will be accessible to nearly all 3 million agents in the US. By the end of our first year, we will have expanded into international markets.

*Pricing*

Several Agents, Appraisers and Brokers were consulted on what price would be reasonable for such service. All responses indicate a range of $25 to over $500/month. This suggested cost of service was stated to be within existing software expenses and well below CRM and marketing expenses. We will use $100/month for the initial features and services.

*Competition*

We focus on providing real estate professionals with direct control over their valuation analysis. They are the primary source for reliable and current housing data, and our efforts are to enhance their positioning in transactions and provide them with potential new revenue sources. In a time of AI disruption, we intend to utilize AI as a tool to maintain the human element in valuation and sale transactions.

While our primary competitors, all companies providing Automated Valuation Models and AI data analysis, are focused on how to remove the professional from final determination of value, we are focused on showing the public that the agent can provide unfettered access to everything involved in a home valuation. Including the very difficult to obtain local opinion analysis.

Most competitors have inserted themselves into the lead generation with a valuation methodology that re-routes the public away from the agent, only to have them directed back for a fee, once the site visitor has revealed their identity, address and motivation.

This circumvention of the agent has created incredibly valuable companies based on search traffic that was, and is, looking for answers directly from the agent. Our model assists the agent in developing long-term, high quality leads from their own efforts and website.

## <u>Financials</u>

*Revenue Potential*

The According to the Association of Real Estate License Law Officials (ARELLO) and the National Association of Realtors (NAR), there are over 3 million active real estate agents in the US and NAR membership has over

1.5 million of those agents. It is estimated and apparent from online data that globally there are between 4 and 6 million agents.

Initial fees for current features at set at $100/month and may be altered as new features are incorporated, or as the market evolves.

The product of this Company can be modified for use in any country where transactions involve valuation. This includes regions without agents or MLS data sources.

Fees will vary across regions, however, there are additional features that will bring new revenue sources.

No revenue to date has been obtained. Launch is expected to occur in November of 2025 with revenue shortly after a 15 day trial period ends.

*Determining Post Launch Capital*
The cost of initial software, which is being launched in November of 2025, has been paid for with existing funding sources.

Initial legal, accounting, development, data population, server requirement, marketing and operational expenses can be covered by the $1,200,000 capital funding, along with several new features and developing a fully mobile product. The amount is adequate for initial employment and is not used for repayment of any potential debts.

Every potential patent, trademark and copyright will be part of an ongoing business model.

# RISK FACTORS

**A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.**

**In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.**

**The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.**

**These securities are offered under an exemption from registration; however, the U.S. Securities and Ex- change Commission has not made an independent determination that these securities are exempt from registration.**

8. Discuss the material factors that make an investment in the issuer speculative or risky:

**CREX AGENT, INC.**

**RISK FACTORS**

Investing in the Company involves a high degree of risk. You should carefully consider the risks described below and all of the other information set forth in the Investor Package before deciding to invest in our Common Shares. If any of the events or developments described below occurs, our business, financial condition or results of operations could be negatively affected. In that case, the value of your Common Shares could decline and you could lose all of your investment.

RISKS RELATED TO A DEVELOPMENT-STAGE COMPANY

**COMPANY HAS LIMITED OPERATING HISTORY.** CREX Agent, Inc was incorporated under the laws of Delaware on November 13, 2018. Accordingly, we have limited operating history upon which an evaluation of our prospects and future performance can be made. Our operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

**LIMITED INFRASTRUCTURE.** We do not presently own the equipment needed to produce, package, or distribute our products to the extent described in this Investor Package. Nor do we presently own or lease the space where we will produce our products to the scale described in this Investor Package. If we are unable to purchase the necessary equipment, it would likely have a material adverse impact on our financial condition, results of operations and cash flows.

**GROWTH WILL BE CHALLENGING.** If the Company is successful in implementing its business plans, we may experience a period of significant growth that could place a significant strain upon our managerial, financial and operational resources. If we are unable to manage our anticipated growth effectively, our business, results of operations and financial condition may suffer, our management will be less effective and our revenues, product development efforts and results of operations may suffer.

**OUR BUSINESS MAY NOT DEVELOP AS WE EXPECT.** Our business may not develop as we expect. As with any development stage company, there is a risk that our business will not develop as expected. The Company's products may be subject to competitive pressures and/or may not find market acceptance. Costs may be greater than anticipated and revenues may be lower. Additional financing may be required and it may not be available to us or may be available only on terms that disadvantage the Common Shares holders.

**OUR FAILURE TO OBTAIN ADEQUATE TRADEMARK AND TRADE NAME PROTECTION MAY ADVERSELY AFFECT OUR ABILITY TO COMPETE.** The Company does not yet, but intends to, use certain names and/or trademarks for our product lines. We have not yet pursued trademark protection for any of the above. There can be no assurance that we will ultimately be able to obtain a federal trademark registration for any of these names, or that our use of these marks will not infringe upon the rights of other companies using similar marks or that other companies will not infringe upon our rights. There can be no assurance that we would be successful in any suit challenging our use of our trademark or preventing any other business from using similar trade names and trademarks. Enforcing and protecting intellectual property rights can be expensive and time consuming, even if the outcome is in our favor.

**WE MAY NOT HAVE SUFFICIENT CAPITAL TO PROTECT OUR PROPRIETARY INFORMATION.** There can be no assurance that third parties will not assert intellectual property claims against us with respect to our existing or future products or future trademarks. We could incur substantial costs in renaming our products or in defending any legal action taken against us. Should our products be found to infringe the intellectual property rights of others, we could be enjoined from marketing our products subject to such rights, required to pay royalties under a license or required to pay damages to the infringed party. An unfavorable decision or a significant settlement in any intellectual property lawsuit could have a material adverse effect on our financial condition and result of operations.

RISKS RELATED TO THE COMPANY

**WE MAY EXPERIENCE FLUCTUATIONS IN REVENUE.** Our net revenues and operating results may be subject to significant fluctuation and these fluctuations may impair our business. We believe that our future net revenues and operating results, both annually and quarterly, may be subject to significant fluctuations due to a variety of factors, many of which are beyond our control.

These factors may include:

- the success of the Company's efforts to expand the Company's presence in an increasingly crowded market;
- legislation that may hinder our ability to run our business as intended;
- introduction of new products by our competitors;
- costs of our marketing efforts to build our brand;
- patterns of growth in the financial markets; and
- general economic conditions.

**ADDITIONAL FINANCING.** We are hopeful that we will be able to close on additional funding from outside sources, including bank financing with or without the Small Business Association ("SBA"). These outside funds will make it possible for us to execute our business plans. Our business plans are dependent upon us obtaining financing in connection with this Offering, and to be used to purchase (or otherwise lease) equipment. If we are unable to obtain acceptable financing, it is unlikely that we would be able to move forward with our business plans without scaling back on certain capital investments, which may be done at the discretion of the officers. Under such circumstances, we may need to terminate this Offering at the discretion of the officers.

**WE MAY NEED ADDITIONAL CAPITAL IN THE FUTURE.** We believe that the gross proceeds of this Offering, together with our other financing sources, will be sufficient to operate the business to the point we anticipate operating revenue being sufficient for the Company to be profitable. Our current assumptions and expectations are reflected in the financial projections included in the Investor Overview. If our expectations regarding (a) the Company's revenues and operating expenses and/or (b) the launch costs are other than as projected, we may require additional capital. The timing and amount of any such capital requirements cannot be predicted at this time. There can be no assurance that any such financing will be available, or available on terms acceptable to the Company. If financing is not available on satisfactory terms, we may be unable to develop the Company's business as projected or begin operation.

RISKS RELATED TO THE COMPANY'S BUSINESS

**THE COMPANY AND ITS PROVIDERS ARE VULNERABLE TO HACKERS AND CYBER ATTACKS.** As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on the platform or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology as well as act as our escrow agent. Any disruptions of services or cyber attacks could harm our reputation and materially negatively impact our financial condition and business.

RISKS RELATED TO OUR PROPOSED OPERATIONS

**THE LOSS OF ANY OF OUR FOUNDERS WOULD SERIOUSLY IMPAIR OUR ABILITY TO IMPLEMENT OUR STRATEGY.** For the foreseeable future, we will be dependent upon the services of our Founders. The loss of the services of any of the Founders would have a material and adverse effect on our operations and ability to achieve our business plans. Similarly, a disagreement between the Founders could lead to a deadlock situation in company governance.

RISKS RELATED TO THE OFFERING

**THE DETERMINATION OF THE OFFERING PRICE MAY NOT REFLECT THE VALUE OF THE COMPANY.** The determination of the offering price may not reflect the value of the Company. The offering price for the Common Shares has been determined by the Founders based on a number of factors, including their view of the prospects for the business,and general working capital requirements. The offering price is not related to our assets, historical earnings, or other commonly established criteria of value. Our Founders paid a substantially reduced amount for the acquisition of their interests in the Company in this offering. Prospective investors must rely on their own business and investment background and their own investigation of the business and affairs of the Company in determining whether to invest in the Common Shares. We make no representation as to the value of the Common Shares and there can be no assurance that you will be able to sell the Common Shares at any price.

**THERE MAY BE NO MARKET FOR THE COMPANY'S COMMON SHARES.** The Company's Operating Agreement contains restrictions on the transfer of Common Shares. In addition, federal and state securities laws restrict the transferability of the Common Shares. It may be difficult or impossible for an investor to liquidate his, her or its investment when desired. Therefore, investors will be required to bear the economic risks of their investment for an indefinite period of time.

**THE FOUNDERS WILL EFFECTIVELY CONTROL THE COMPANY.** The Founders own 100% of the Company's Founders Units and presently holds a majority of the voting power of the Company with respect to all matters that are required to be submitted to the Unit holders for their approval.

RISKS RELATED TO ADVERSE PARTIES

**THIRD-PARTY LITIGATION.** The Company's activities subject it to the typical risks of businesses becoming involved in litigation by third parties. The expense of defending against claims by third parties and paying any amounts pursuant to settlements or judgments would be borne by the Company and would reduce its net assets. We may not be able to pay to defend ourselves. It is anticipated that the Board and officers of the Company and others will be indemnified by the Company in connection with such litigation, subject to certain conditions. There is no ongoing litigation at this time.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified. Add additional lines and number as appropriate.

**THE OFFERING**

9. What is the purpose of this offering?
To raise capital sufficient to launch the Company's online AVM platform

10. How does the issuer intend to use the proceeds of this offering?

# CREX AGENT, INC.

## Use of Offering Proceeds

| | If Minimum Offering Amount Sold | If Maximum Offering Amount Sold |
|---|---|---|
| Total Proceeds | $ 2,500 | $ 1,200,000 |
| Net Proceeds of Offering | $ 2,500 | $ 1,200,000 |
| Operating Expenses and Employment | $ 975 | $ 468,000 |
| Software | $ 825 | $ 396,000 |
| Marketing and Sales | $ 425 | $ 204,000 |
| MLS and Vendor Fees | $ 275 | $ 132,000 |
| Total Use of Net Proceeds of Offering | $ 2,500 | $ 1,200,000 |

11. (a) Did the issuer make use of any written communication or broadcast script for testing the waters either (i) under the authorization of Rule 241 within 30 days of the initial filing of the offering statement, or (ii) under the authorization of Rule 206? If so, provide copies of the materials used.
Not Applicable

(b) How will the issuer complete the transaction and deliver securities to the investors?
Signed Subscription Agreements will be collected through the funding portal.

12. How can an investor cancel an investment commitment?

**NOTE: Investors may cancel an investment commitment via the portal until 48 hours prior to the deadline identified in these offering materials.**

**The intermediary will notify investors when the target offering amount has been met.**

**If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).**

**If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.**

**If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.**

## OWNERSHIP AND CAPITAL STRUCTURE

### The Offering

13. Describe the terms of the securities being offered.

## SUMMARY OF OFFERING

The following is a summary of the basic terms and conditions of a proposed $1,200,000 Common Shares by CREX Agent, Inc, a Delaware corporation (the "Company"), to certain qualified investors.

THIS TERM SHEET IS FOR DISCUSSION PURPOSES ONLY AND IS NOT BINDING ON THE COMPANY OR THE PROSPECTIVE INVESTORS. NEITHER THE COMPANY NOR ANY PROSPECTIVE INVESTORS SHALL BE OBLIGATED TO CONSUMMATE AN INVESTMENT UNTIL APPROPRIATE DOCUMENTATION HAS BEEN PROVIDED TO PROSPECTIVE INVESTORS.

| | |
|---|---|
| **Securities Offered:** | Up to 662,983 of Common Shares (the "Common Shares") (an aggregate of $1,200,000) |
| **Offering Price:** | $1.81 per Share |
| **Minimum Investment:** | $2,500 for 1,381 Common Shares |
| **Minimum Increment:** | $500.00 (276 Common Shares) |
| **Target Amount:** | $2,500 for an aggregate of 1,381 Common Shares |
| **Capital Structure:** | The Company initially has one class of securities, Common Shares. 6,000,000 of the Company's 7,640,594 Common Shares were initially issued to the Company's founder (the "Founder") in consideration for their contributions to the Company. Up to 662,983 of Common Shares will be sold pursuant to this offering. |
| **Special Perks:** | The Company will assign a subscription credit equal to the amount invested in this offering. The credit is transferrable to other agents, appraisers, and brokers and these licensees must be affiliated with an MLS association as members. The credit will expire within 18 months from the date that funds are disbursed to the Company. The investor is not required to be licensed. |
| **Corporate Governance:** | The Company will be managed by a Board of Directors (the "Board"), and the day-to-day operations of the Company will be performed by the officers appointed by the Board. The Board will initially be comprised of 1 Director, elected by a |

majority of the outstanding 7,640,594 Common Shares.

**Common Shares:**

*Ownership Interest*

If the maximum number of Common Shares are sold pursuant to this offering, investors will collectively own approximately 8% of the Company on a post-money basis. Each Shareholder pro rata percentage of Shares, and therefore dividends, when and if authorized by the Board, will be calculated by dividing total Shares owned by such Shareholder by the total Shares outstanding.

*Voting Interest*

The investors of the Company shall have no authority to vote on matters, unless required by statute.

**Bylaws:**

Prior to the closing of any sale of any Common Shares the Company will provide prospective investors with a copy of its Bylaws, which incorporates many of the terms described herein.

**Restrictions on Transfer:**

We will be offering the Common Shares pursuant to certain exemptions from the registration requirements of the Securities Act and applicable state securities laws. Therefore, the Common Shares will not be registered with the SEC and will be deemed "restricted securities" under the Securities Act. **You will not be able to resell or transfer your Common Shares except as permitted under the Securities Act and applicable state securities laws, pursuant to registration or exemption therefrom.**

In addition, any transfer of Common Shares will need to comply with the transfer restrictions that will be contained in the Company's Bylaws, Article VIII. **Additionally, the Company reserves the first right of refusal to repurchase any stock offered to third parties, at identical terms offered to such parties.**

**Put Option:**

Common Shares purchased pursuant to this Offering shall be subject to a put option, pursuant to which the holders thereof shall have the option to sell one-half (1/2) of their Common Shares purchased in this

Offering for $7.24/share at any time after that date which is twenty-four (24) months from the closing date of this Offering.

The proceeds of this offering will be used to scale the rate of subscriptions. The proceeds will allow the Company to reach the majority of the licensed real estate agents in the US and begin access in additional countries. The Company currently has access to 4 MLS APIs with a total of over 100,000 members. By the end of the 24-month period from the close of this offering by the company, it is anticipated that the Company will have access to all MLS API's serving the National Association Of Realtors, NAR. Which is approximately 560 MLS APIs and over 1.5 million members. The necessary funds to cover the indicated 'put option' will be from the operational revenue gained during this period.

The Company is obligated to repurchase up to one-half (½) of the shares issues pursuant to this Offering.

The impact on liquidity is anticipated and is a part of the overall business model.

This obligation will be reflected in corporate documentation and although the 'put option' may reflect a liquidity concern, the investors may exercise their option by following the required notification process: The option holder may notify the Company on or after the last day of the 24th month that began immediately after the date of publicly closing this offering. This day will be made available on the Company website. The notice will be via email and will contain the holder's name, address, email, date and number of shares purchased, number of shares offered for repurchase. If the holder is offering more that ½ of the shares purchased in this offering, the Company may it its option, repurchase the additional shares.

The Company will follow regulatory requirements in the repurchase process.

14. Do the securities offered have voting rights? ☐ Yes  ☒ No

15. Are there any limitations on any voting or other rights identified above? ☒ Yes  ☐ No

Explain: See Bylaws

16. How may the terms of the securities being offered be modified?

Any material changes to this offering will be communicated through the Funding Portal giving unsubscribed investors an opportunity to positively accept the modifications, reject them, or have their investment commitment automatically refunded.

## Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

(1) to the issuer;

(2) to an accredited investor;

(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

**NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.**

**The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.**

## Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

| List of Shareholders | | Shares | Investment | |
|---|---|---|---|---|
| CREX Agent, Inc. a Deleware C Corp | | | | |
| | | | | |
| initial Issued Shares | Andrew J Harrington | 6000000 | $1,000 | |
| | Shareholder 2 | 150000 | $7,000 | |
| | Shareholder 3 | 150000 | $7,000 | |
| Initial Capital | | | $15,000 | |
| | | | | |
| Shares Issued Directly for Services | | | | |
| Valuation Expert issued 2020 | Shareholder 3 | 72000 | | |
| Marketing  issued 2020 | Shareholder 4 | 72000 | | |
| Marketing issued 2020 | Shareholder 5 | 72000 | | |
| Finance issued 2020 | Shareholder 2 | 36000 | | |
| | | | | |
| Shares Issued by Direct Investment 2021 | Shareholder 6 | 108303 | $30,000 | |
| Shares Issued by Direct Investment 2021 | Shareholder 2 | 23466 | $6,500 | |
| Shares Issued by Direct Investment 7 6 2023 | Shareholder 6 | 30084 | $8,334 | |
| Shares Issued by Direct Investment 7 6 2023 | Shareholder 2 | 30084 | $8,333 | |
| Shares Issued by Direct Investment 7 6 2023 | Shareholder 3 | 30084 | $8,333 | |
| Shares Issued by Direct Investment 9 11 2024 | Shareholder 2 | 11552 | $3,200 | |
| Shares Issued by Direct Investment 9 24 2024 | Andrew J Harrington | 903 | $250 | |
| Shares Issued by Direct Investment 10 4 2024 | Andrew J Harrington | 1805 | $500 | |
| Shares Issued by Direct Investment 7 2025 | Shareholder 7 | 301945 | $200,000 | non voting & ROFR |
| | | | | |
| **PPM Offer:  total 3.53% (offer closed)** | | 274368 | $76,500 | |

**\*10 additional people invested/ all friends and family.**
**PPM Terms: Non-voting, right-of-first-refusal, ROFR, to CREX Agent, Inc.**

**Total capital investment to date**          $356,950

**\*\*Shares to be Issued by Contract or Agreement when completed\*\***
**All contract terms are for non-voting shares and ROFR to CREX Agent, Inc.**

| | | | | |
|---|---|---|---|---|
| Advisor: Blockchain, AI, Federal Reserve, Bank Regulatory: | Advisor 1 | 36000 | | |
| Advisor: Hardware, India outsourcing : | Advisor 2 | 72000 | | |
| Code Development  and Funding: *in process* | Advisor 3 | 150000 | | |
| Code Development  : issued | Advisor 4 | 18000 | | |

| | | | | | | |
|---|---|---|---|---|---|---|
| | **Total Issued and to be issued\*** | **7,640,594** | | **total voting shares** | **6,788,281** | **Founder Voting %** |
| | | | | | | **88.43%** |
| | **Total # Shareholders** | **21** | | | | |
| | **Total # Voting Shareholders** | **6** | | | | |

All voting shares are currently held within founder family control.
**The founder holds 78.3% of issued shares and 88.4% of voting shares.**
580,368 issued/to be issued shares have a ROFR back to CREX Agent, Inc. (7.56%)

| Cap Table Summary: Founders who are active in decisions:\*\*includes PPM Issued | | |
|---|---|---|
| Founder Ownership | | |
| Andrew Harrington, Founder | 6002708 | |
| | | |
| Sub total | 6002708 | |
| | | |
| **Total shares attributed to founding team** | **6002708** | |

| | | # of voting shares |
|---|---|---|
| Shareholder 2 | 251102 | 251102 |
| Shareholder 3 | 259304 | 252,084 |
| Shareholder 6 | 192539 | 138,387 |
| Shareholder 4 | 72000 | 72,000 |
| Shareholder 5 | 72000 | 72,000 |
| Andrew Harrington | 6002708 | 6,002,708 |
| | | 6,788,281 |

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?
See Term Sheet for Details

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes  ☒ No
Explain: _____

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?
This offering does not preclude existing shareholders from exercising their rights.ă There are no limits or impacts to the purchasers in this offering from prior shareholder rights. See Bylaws

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.
The selection of an offering price was based on similar precedent transactions.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?
See Risk Factors

23. What are the risks to purchasers associated with corporate actions including:

- additional issuances of securities,
- issuer repurchases of securities,
- a sale of the issuer or of assets of the issuer or
- transactions with related parties?

See Bylaws

24. Describe the material terms of any indebtedness of the issuer:
None

| Creditor(s) | Amount Outstanding | Interest Rate | Maturity Date | Other Material Terms |
|---|---|---|---|---|
| | $0 | 0 | | |
| | $0 | 0 | | |
| | $0 | 0 | | |

25. What other exempt offerings has the issuer conducted within the past three years?:

| Date of Offering | Exemption Relied Upon | Securities Offered | Amount Sold | Use of Proceeds |
|---|---|---|---|---|
| | | | $0 | |
| | | | $0 | |
| | | | $0 | |

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:
    (1) any  or officer of the issuer;
    (2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
    (3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
    (4) any immediate family member of any of the foregoing persons.
If yes, for each such transaction, disclose the following:

| Specified Person | Relationship to Issuer | Nature of Interest in Transaction | Amount of Interest |
|---|---|---|---|
| Not Applicable | | | |

INSTRUCTIONS TO QUESTION 26:

The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer form at.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a co-habitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

## FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history? ☒ Yes    ☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations. The Company has not had a product available for subscription. The product will be made available for target market MLS APIs in December 2025. The Company's inception date was in 2018, without a designed or coded software product. The intended product has gone through several iterations and is now ready for use.ă

INSTRUCTIONS TO QUESTION 28:

The discussion must cover each year for which financial statements are provided.  Include a discussion of any known material changes or trends in the financial condition and results of operations of the issuer during any time period subsequent to the period for which financial statements are provided.  For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges.

For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future.

Take into account the proceeds of the offering and any other known or pending sources of capital.  Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders.

References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

## FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:



CREX Agent, Inc.
(the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years Ended December 31, 2024 & 2023

# TABLE OF CONTENTS

| | |
|---|---|
| INDEPENDENT ACCOUNTANT'S REVIEW REPORT | 3 |
| BALANCE SHEET | 5 |
| STATEMENT OF OPERATIONS | 6 |
| STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY | 7 |
| STATEMENT OF CASH FLOWS | 8 |
| NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS | 9 |
| NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES | 9 |
| NOTE 3 – RELATED PARTY TRANSACTIONS | 12 |
| NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS | 12 |
| NOTE 5 – LIABILITIES AND DEBT | 12 |
| NOTE 6 – EQUITY | 13 |
| NOTE 7 – SUBSEQUENT EVENTS | 13 |



www.rnbcapitalcpas.com
954-399-1914

Certified Public Accountants, Cyber Security, and Governance Risk & Compliance Professionals

# INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: CREX Agent, Inc. Management

We have reviewed the accompanying financial statements of CREX Agent, Inc. (the Company) which comprise the balance sheets as of December 31, 2024 & 2023 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements:**
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

**Accountant's Responsibility:**
The accountant's responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

The accountant is required to be independent of the entity and to meet the accountant's other ethical responsibilities, in accordance with the relevant ethical requirements relating to the review.

**Accountant's Conclusion:**
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

**Substantial Doubt About the Entity's Ability to Continue as a Going Concern:**
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1. Our opinion is not modified with respect to the matter.

*RNB Capital LLC*

Tamarac, FL
November 25, 2025

**CREX AGENT, INC.**
**BALANCE SHEET**

| AS OF DECEMBER 31, | | 2024 | 2023 |
|---|---|---|---|
| **ASSETS** | | | |
| *Current Assets:* | | | |
| Cash | $ | 1,120 | 643 |
| **TOTAL ASSETS** | $ | 1,120 | 643 |
| | | | |
| **EQUITY** | | | |
| Common Stock | $ | 681 | 679 |
| Additional Paid-In Capital | | 230,493 | 226,060 |
| Accumulated Deficit | | (230,054) | (226,096) |
| **TOTAL EQUITY** | $ | 1,120 | 643 |

See Accompanying Notes to these Unaudited Financial Statements

**CREX AGENT, INC.**
**STATEMENT OF OPERATIONS**

| YEAR ENDED DECEMBER 31, | | 2024 | 2023 |
|---|---|---|---|
| **Operating Expenses** | | | |
| General and Administrative | $ | 3,958 | 13,300 |
| Legal and Professional | | - | 16,361 |
| *Total Operating Expenses* | | **3,958** | **29,661** |
| *Total Loss from Operations* | $ | **(3,958)** | **(29,661)** |
| *Net Loss* | $ | **(3,958)** | **(29,661)** |

See Accompanying Notes to these Unaudited Financial Statements

**CREX AGENT, INC.**
**STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY**

| | Common Stock | | | | Total |
| | # of Shares | $ Amount | APIC | Accumulated Deficit | Shareholders' Equity |
|---|---|---|---|---|---|
| Beginning balance at 1/1/23 | 6,683,769 | 668 | 195,926 | (196,435) | 159 |
| Issuance of Common Stock | 108,252 | 11 | 30,135 | - | 30,145 |
| Net loss | - | - | - | (29,661) | (29,661) |
| Ending balance at 12/31/23 | 6,792,021 | 679 | 226,060 | (226,096) | 643 |
| Issuance of Common Stock | 14,260 | 1 | 4,433 | - | 4,434 |
| Net loss | - | - | - | (3,958) | (3,958) |
| Ending balance at 12/31/24 | 6,806,281 | 681 | 230,493 | (230,054) | 1,120 |

See Accompanying Notes to these Unaudited Financial Statements

**CREX AGENT, INC.**
**STATEMENT OF CASH FLOWS**

| YEAR ENDED DECEMBER 31, | | 2024 | 2023 |
|---|---|---|---|
| **OPERATING ACTIVITIES** | | | |
| Net Loss | $ | (3,958) | (29,661) |
| Adjustments to reconcile Net Loss to Net Cash provided by operations: | | | |
| *Total Adjustments to reconcile Net Loss to Net Cash provided by operations:* | | - | - |
| *Net Cash used in Operating Activities* | $ | (3,958) | (29,661) |
| **FINANCING ACTIVITIES** | | | |
| Common Stock | $ | 1 | 11 |
| Additional Paid-In Capital | | 4,433 | 30,135 |
| *Net Cash provided by Financing Activities* | $ | 4,434 | 30,145 |
| Cash at the beginning of period | | 643 | 159 |
| Net Cash increase for period | $ | 476 | 484 |
| Cash at end of period | $ | 1,120 | 643 |

See Accompanying Notes to these Unaudited Financial Statements

_____

## NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

CREX Agent, Inc. ("the Company") was formed in Delaware on November 13, 2018. The Company is a SaaS platform focused on real estate valuation and lead generation. It plans to generate revenue through subscription access for brokers and agents, as well as through licensing arrangements. The Company is headquartered in Minnesota, with customers located across the United States and targeted global expansion.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt about the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months.  Conditions and events creating the doubt include the fact that the Company has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial

_____

statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1:  Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2024 and December 31, 2023.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents.  The Company had $1,120 and $643 in cash as of December 31, 2024 and December 31, 2023, respectively.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company is currently in the pre-revenue stage and has not yet generated commercial revenue from operations. The Company plans to generate future revenue by providing subscription access to its SaaS platform for real estate brokers and agents, as well as through licensing arrangements. The Company's payments will be generally collected at the start of the subscription period or upon execution of the licensing agreement. The Company's primary performance obligation will be to deliver access to its platform and provide the related

_____

services as specified in the subscription or licensing agreements. No revenue was recognized during the years ended December 31, 2024 and 2023.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of coding development, bank fees, software services, and other miscellaneous expenses.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities.

The Company had no operations and taxable income during the period ended December 31, 2024. As such, the Company did not pay any federal income taxes.

**Significant Components of Deferred Tax Assets and Liabilities**

|  | **2024** | **2023** |
|---|---|---|
| Net Operating Loss Carryforwards | (68,326) | (67,151) |
| Accrued Expenses | - | - |
| Depreciation (difference in methods/timing) | - | - |
| Other Temporary Differences | - | - |
| Gross Deferred Tax Asset | **(68,326)** | **(67,151)** |
|  |  |  |
| Less: Valuation Allowance | 68,326 | 67,151 |
| Net Deferred Tax Asset (Liability) | - | - |

The Company has recorded a full valuation allowance against its deferred tax assets due to cumulative operating losses and the absence of objectively verifiable evidence that the deferred tax assets will be realized. Accordingly, the net deferred tax asset as of December 31, 2024 and December 31, 2023 was zero.

**Components of Income Tax Benefit**

| **Component** | **2024** | **2023** |
|---|---|---|
| Current tax expense | - | - |
| Deferred tax expense (benefit) | (68,326) | (67,151) |

_____

| | | |
|---|---|---|
| Valuation Allowance | 68,326 | 67,151 |
| Net Deferred Tax Asset (Liability) | - | - |

The reconciliation of the U.S. federal statutory tax rate to the Company's effective tax rate is as follows:

**Rate Reconciliation**

| | 2024 | | 2023 | |
|---|---|---|---|---|
| | Amount ($) | % of Pretax Income (Loss) | Amount ($) | % of Pretax Income (Loss) |
| Income tax benefit at U.S. Statutory Rate (21%) | (831) | 21.00% | (6,229) | 21.00% |
| State taxes, net of federal benefit | (344) | 8.70% | (2,581) | 8.70% |
| Permanent differences | - | 0.00% | - | 0.00% |
| Change in Valuation Allowance | 1,175 | -29.70% | 8,809 | -29.70% |
| Other | - | 0.00% | - | 0.00% |
| Total Income Tax Expense (benefit) | - | **0.00%** | - | **0.00%** |

Management has evaluated the Company's tax positions and concluded that there are no uncertain tax positions requiring recognition or disclosure in the financial statements in accordance with ASC 740, *Income Taxes*.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

**NOTE 3 – RELATED PARTY TRANSACTIONS**

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

**NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS**

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

**NOTE 5 – LIABILITIES AND DEBT**

The Company had no outstanding liabilities and debts as of December 31, 2024 and 2023.

_____

**NOTE 6 – EQUITY**

The Company has authorized 10,000,000 of common shares with a par value of $0.0001 per share. There were 6,806,281 and 6,792,021 shares issued and outstanding as of December 31, 2024 and 2023.

**Voting**: Common stockholders are entitled to one vote per share.

**Dividends**: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.


**NOTE 7 – SUBSEQUENT EVENTS**

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through November 25, 2025, the date these financial statements were available to be issued.

Subsequent to December 31, 2024, the Company issued 301,945 common shares as part of its ongoing equity activities.

| Aggregate Offering Amount (defined below): | Financial Information Required: | Financial Statement Requirements: |
|---|---|---|
| (a) $124,000 or less: | The following information or their equivalent line items as reported on the federal income tax return filed by the issuer for the most recently completed year (if any):<br>o Total income<br>o Tax able income; and<br>o Total tax;<br>certified by the principal executive officer of the issuer to reflect accurately the information reported on the issuer's federal income tax returns; and<br>Financial statements of the issuer and its predecessors, if any. | Financial statements must be certified by the principal executive officer of the issuer as set forth below.<br>If financial statements are available that have either been reviewed or audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead along with a signed audit or review report and need not include the information reported on the federal income tax returns or the certification of the principal executive officer. |
| (b) More than $124,000, but not more than $618,000: | Financial statements of the issuer and its predecessors, if any. | Financial statements must be **reviewed** by a public accountant that is independent of the issuer and must include a signed review report.<br>If financial statements of the issuer are available that have been audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead along with a signed audit report and need not include the reviewed financial statements. |
| (c) More than $618,000: | Financial statements of the issuer and its predecessors, if any. | If the issuer **has** previously sold securities in reliance on Regulation Crowdfunding:<br>Financial statements must be **audited** by a public accountant that is independent of the issuer and must include a signed audit report.<br>If the issuer **has not** previously sold securities in reliance on Regulation Crowdfunding and it is offering more than $618,000 but not more than $1,235,000:<br>Financial statements must be **reviewed** by a public accountant that is independent of the issuer and must include a signed review report.<br>If financial statements of the issuer are available that have been audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead along with a signed audit report and need not include the reviewed financial statements. |

INSTRUCTIONS TO QUESTION 29: To determine the financial statements required, the Aggregate Offering Amount for purposes of this Question 29 means the aggregate amounts offered and sold by the issuer, all entities controlled by or under common control with the issuer, and all predecessors of the issuer in reliance on Section 4(a)(6) of the Securities Act within the preceding 12-month period plus the current maximum offering amount provided on the cover of this Form.

To determine whether the issuer has previously sold securities in reliance on Regulation Crowdfunding for purposes of paragraph (c) of this Question 29, "issuer" means the issuer, all entities controlled by or under common control with the issuer, and all predecessors of the issuer.

Financial statements must be prepared in accordance with U.S. generally accepted accounting principles and must include balance sheets, statements of comprehensive income, statements of cash flows, statements of changes in stock holders' equity and notes to the financial statements. If the financial statements are not audited, they shall be labeled as "unaudited."

Issuers offering securities and required to provide the information set forth in row (a) before filing a tax return for the most recently completed fiscal year may provide information from the tax return filed for the prior year (if any), provided that the issuer provides information from the tax return for the most recently completed fiscal year when it is filed, if filed during the offering period. An issuer that requested an ex tension of the time to file would not be required to provide information from the tax return until the date when the return is filed, if filed during the offering period.

A principal executive officer certifying financial statements as described above must provide the following certification**:

I, [identify the certifying individual ], certify that:

(1) the financial statements of [identify the issuer] included in this Form are true and complete in all material respects; and

(2) the tax return information of [identify the issuer] included in this Form reflects accurately the information reported on the tax return for [identify the issuer] filed for the fiscal year ended [date of most recent tax return].

[Signature]

[Title]


** Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

To qualify as a public accountant that is independent of the issuer for purposes of this Question 29, the accountant must satisfy the independence standards of either:

(i) Rule 2-01 of Regulation S-X or

(ii) the AICPA.


The public accountant that audits or reviews the financial statements provided by an issuer must be (1) duly registered and in good standing as a certified public accountant under the laws of the place of his or her residence or principal office or (2) in good standing and entitled to practice as a public accountant under the laws of his or her place of residence or principal office.

An issuer will not be in compliance with the requirement to provide reviewed financial statement if the issuer received a review report that includes modifications. An issuer will not be in compliance with the requirement to provide audited financial statements if the issuer received a qualified opinion, an adverse opinion, or a disclaim er of opinion.

The issuer must notify the public accountant of the issuer's intended use of the public accountant's audit or review report in the offering.

For an offering conducted in the first 120 days of a fiscal year, the financial statements provided may be for the two fiscal years prior to the issuer's most recently completed fiscal year; however, financial statements for the two most recently completed fiscal years must be provided if they are otherwise available. If more than 120 days have passed since the end of the issuer's most recently completed fiscal year, the financial statements provided must be for the issuer's two most recently completed fiscal years. If the 120th day falls on a Saturday, Sunday, or holiday, the next business day shall be considered the 120th day for purposes of determining the age of the financial statements.

An issuer may elect to delay complying with any new or revised financial accounting standard until the date that a company that is not an issuer (as defined under section 2(a) of the Sarbanes-Oxley Act of 2002 is required to comply with such new or revised accounting standard, if such standard al so applies to companies that are not issuers. Issuers electing such ex tension of time accommodation must disclose it at the time the issuer files its offering statement and apply the election to all standards. Issuers electing not to use this accommodation must forgo this accommodation for all financial accounting standards and may not elect to rely on this accommodation in any future filings.

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated

in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

   (i) in connection with the purchase or sale of any security? ☐ Yes  ☒ No
   (ii) involving the making of any false filing with the Commission? ☐ Yes  ☒ No
   (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes  ☒ No

If Yes to any of the above, explain: _____

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

   (i) in connection with the purchase or sale of any security? ☐ Yes  ☒ No
   (ii) involving the making of any false filing with the Commission? ☐ Yes  ☒ No
   (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes  ☒ No

If Yes to any of the above, explain: _____

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

   (i) at the time of the filing of this offering statement bars the person from:

     (A) association with an entity regulated by such commission, authority, agency or officer? ☐ Yes  ☒ No

     (B) engaging in the business of securities, insurance or banking? ☐ Yes  ☒ No

     (C) engaging in savings association or credit union activities? ☐ Yes  ☒ No

   (ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes  ☒ No

If Yes to any of the above, explain: _____

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

   (i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes  ☒ No
   (ii) places limitations on the activities, functions or operations of such person? ☐ Yes  ☒ No
   (iii) bars such person from being associated with any entity or from participating in the offering of any penny stock?
     ☐ Yes  ☒ No

If Yes to any of the above, explain: _____

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

   (i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes  ☒ No

(ii) Section 5 of the Securities Act? ☐ Yes  ☒ No

If Yes to any of the above, explain: _____

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
☐ Yes  ☒ No
If Yes, explain: _____

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
☐ Yes  ☒ No
If Yes, explain: _____

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?
☐ Yes  ☒ No
If Yes, explain: _____

**If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.**

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.


**OTHER MATERIAL INFORMATION**


31. In addition to the information expressly required to be included in this Form, include:

   (1)  any other material information presented to investors; and
   (2)  such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

## MATERIAL DOCUMENTS

1. **Articles of Incorporation**

2. **Bylaws**

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:24 PM 11/13/2018
FILED 02:24 PM 11/13/2018
SR 20187612060 - File Number 7146133

# CERTIFICATE OF INCORPORATION
## OF
## CREX Agent, Inc.

**FIRST:** The name of the corporation is: CREX Agent, Inc.

**SECOND:** Its registered office in the State of Delaware is located at 16192 Coastal Highway, Lewes, Delaware 19958, County of Sussex. The registered agent in charge thereof is Harvard Business Services, Inc.

**THIRD:** The purpose of the corporation is to engage in any lawful activity for which corporations may be organized under the General Corporation Law of Delaware.

**FOURTH:** The total number of shares of stock which the corporation is authorized to issue is 10,000,000 shares having a par value of $0.000100 per share.

**FIFTH:** The business and affairs of the corporation shall be managed by or under the direction of the board of directors, and the directors need not be elected by ballot unless required by the bylaws of the corporation.

**SIXTH:** This corporation shall be perpetual unless otherwise decided by a majority of the Board of Directors.

**SEVENTH:** In furtherance and not in limitation of the powers conferred by the laws of Delaware, the board of directors is authorized to amend or repeal the bylaws.

**EIGHTH:** The corporation reserves the right to amend or repeal any provision in this Certificate of Incorporation in the manner prescribed by the laws of Delaware.

**NINTH:** The incorporator is Harvard Business Services, Inc., whose mailing address is 16192 Coastal Highway, Lewes, DE 19958.

**TENTH:** To the fullest extent permitted by the Delaware General Corporation Law a director of this corporation shall not be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.

I, the undersigned, for the purpose of forming a corporation under the laws of the State of Delaware do make and file this certificate, and do certify that the facts herein stated are true; and have accordingly signed below, this November 13, 2018.

Signed and Attested to by: _Richard H. Bell II_

Harvard Business Services, Inc., Incorporator
By: Richard H. Bell, II, President

## BY-LAWS
## OF CREX Agent, Inc.

## A DELAWARE CORPORATION

### ARTICLE I - REGISTERED AGENT AND REGISTERED OFFICE

Section 1.  The registered office of the corporation in the State of Delaware shall be 16192 Coastal Highway, in the city of Lewes, County of Sussex. The registered agent in charge thereof shall be Harvard Business Services, Inc.

Section 2.  The corporation may also have offices at such other places as the Board of Directors may from time to time designate, in any State or Country around the world.

### ARTICLE II - SEAL

Section 1.  The corporate seal shall have inscribed thereon the name of the corporation, the year of its organization and the words "Corporate Seal, Delaware" or "Seal Delaware".

### ARTICLE III - STOCKHOLDERS MEETINGS

Section 1.  Meetings of stockholders may be held at any place, either within or without the State of Delaware and the USA, as may be selected from time to time by the Board of Directors.

Section 2.  Regular Meetings: Regular meetings of the stockholders shall be held without notice according to the schedule of the regular meetings of the stockholders which shall be distributed to each stockholder at the first meeting each year. The regular meetings shall be held at such place as shall be determined by the Board.  Regular meetings shall not be required if deemed unnecessary by the Board.

Section 3.  Election of Directors: Elections of the Directors of the corporation need not be by written ballot, in accordance with the Delaware General Corporation Law (DGCL).

Section 4.  Special Meetings:  Special meetings of the stockholders may be called at any time by the president, or the Board of Directors, or stockholders entitled to cast at least one-fifth of the votes which all stockholders are entitled to cast at the particular meeting.  Upon written request of any person or persons who have duly called a special meeting, it shall be the duty of the secretary to fix the date, place and time of the meeting, to be held not more than thirty days after the receipt of the request, and to give due notice thereof to all the persons entitled to vote at the meeting.

Business at all special meetings shall be confined to the objects stated in the call and the matters germane thereto, unless all stockholders entitled to vote are present and consent.

Written notice of a special meeting of stockholders stating the time and place of the meeting, and the object thereof, shall be given to each stockholder entitled to vote  at least 15 days prior, unless a greater period of notice is required by statute in a particular case.

Section 5.  Quorum:  A majority of the outstanding shares of the corporation entitled to vote, represented in a person or by proxy, shall constitute a quorum at a meeting of stockholders.  If less than a majority of the outstanding shares entitled to vote is represented at a meeting, a majority of the shares so represented, may adjourn the meeting at anytime without further notice.   The stockholders present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

Section 6.  Proxies: Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for him by proxy, but no such proxy shall be voted or acted upon after one year from its date, unless the proxy provides for a longer period, as allowable by law.

A duly executed proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power.  A proxy may be irrevocable regardless of whether the interest with which it is coupled is an interest in the stock itself or an interest in the corporation generally.  All proxies shall be filed with the Secretary of the meeting before being voted upon.

Section 7. Notice of Meetings: Whenever stockholders are required or permitted to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, date and hour of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called.

Unless otherwise provided by law, written notice of any meeting shall be given not less than ten nor more than sixty days before the date of the meeting to each stockholder entitled to vote at such meeting.

Section 8.  Consent In Lieu of Meetings:  Any action required to be taken at any annual or special meeting of stockholders of a corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.  Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.

Section 9.  List of Stockholders:  The officer who has charge of the stock ledger of the corporation shall prepare and make, at least ten days before every meeting arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder.  No share of stock of which any installment is due and unpaid shall be voted at any meeting.  The list shall not be open to the examination of any stockholder, for any purpose, except as required by Delaware law.  The list shall be kept either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held.  The list shall be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present.

## ARTICLE IV - DIRECTORS

Section 1.  The business and affairs of this corporation shall be managed by its Board of Directors. Each director shall be elected for a term of one year, and until his successor shall qualify or until his earlier resignation or removal.

Section 2.  Regular Meetings:  Regular meetings of the Board of Directors shall be held without notice according to the schedule of the regular meetings of the Board of Directors which shall be distributed to each Board member at the first meeting each year. The regular meetings shall be held at such place as shall be determined by the Board.  Regular meetings, in excess of the one Annual meeting (Art. III Sec. 2) shall not be required if deemed unnecessary by the Board.

Section 3.  Special Meetings:  Special meetings of the Board of Directors may be called by the Chairman of the Board of Directors on 5 days notice to all directors, either personally or by mail, courier service, E-Mail or telecopy; special meetings may be called by the President or Secretary in like manner and on like notice by written request to the Chairman of the Board of Directors.

Section 4.  Quorum:  A majority of the total number of directors shall constitute a quorum of any regular or special meetings of the Directors for the transaction of business.

Section 5.  Consent In Lieu of Meeting:  Any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board or committee.  The Board of Directors may hold its meetings, and have an office or offices anywhere in the world, within or outside of the state of Delaware.

Section 6.  Conference Telephone:  Directors may participate in a meeting of the Board, of a committee of the Board or of the stockholders, by means of voice conference telephone or video conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other. Participation in this manner shall constitute presence in person at such meeting.

Section 7.  Compensation:  Directors as such shall not receive any stated salary for their services, but by resolution of the Board, a fixed sum per meeting and any expenses of attendance, may be allowed for attendance at each regular or special meeting of the Board. Nothing herein contained shall be construed to preclude any director from serving the corporation in any other capacity and receiving compensation therefore.

Section 8. <u>Removal:</u> A director may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, in accordance with the laws of Delaware.

## ARTICLE V - OFFICERS

Section 1. The executive officers of the corporation shall be chosen by the Board of Directors. They shall be President, Secretary, Treasurer, one or more Vice Presidents and such other officers as the Board of Directors shall deem necessary. The Board of Directors may also choose a Chairman from among its own members. Any number of offices may be held by the same person.

Section 2. <u>Salaries:</u> Salaries of all officers and agents of the corporation shall be determined and fixed by the Board of Directors.

Section 3. <u>Term of Office:</u> The officers of the corporation shall serve at the pleasure of the Board of Directors and shall hold office until their successors are chosen and have qualified. Any officer or agent elected or appointed by the Board may be removed by the Board of Directors whenever, in its judgment, the best interest of the corporation will be served thereby.

Section 4. <u>President:</u> The president shall be chief executive officer of the corporation; he shall preside at all meetings of the stockholders and directors; he shall have general and active management of the business of the corporation. He shall be EXOFFICIO a member of all committees, and shall have the general power and duties of supervision and management, as defined by the Board of Directors.

Section 5. <u>Secretary:</u> The Secretary shall attend all sessions of the board and all meetings of the stockholders and act as clerk thereof, and record all votes of the corporation and the minutes of all its transactions in a book to be kept for that purpose, and shall perform like duties for all the committees of the Board of Directors when required. He shall give, or cause to be given, notice of all meetings of the stockholders and of the Board of Directors, and such other duties as may be prescribed by the Board of Directors or President, under whose supervision shall be. He shall keep in safe custody the corporate seal of the corporation, and when authorized by the Board, affix the same to any instrument requiring it.

Section 6. <u>Treasurer:</u> The treasurer shall have custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the corporation and shall keep the moneys of the corporation in a separate account to the credit of the corporation. He shall disburse the funds of the corporation as may be ordered by the Board, taking proper vouchers for such disbursements, and shall render to the President and directors, at the regular meetings of the Board, or whenever they may require it, an account of all his transactions as Treasurer and of the financial condition of the corporation.

## ARTICLE VI - VACANCIES

Section 1. Any vacancy occurring in any office of the corporation by death, resignation, removal, or otherwise, shall be filed by the Board of Directors. Vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, although less than a quorum, or cause, the corporation should have no directors in office, then any officer or other fiduciary entrusted with like responsibility for the person or estate of a stockholder, may call a special meeting of stockholders in accordance with the provisions of these by-laws.

Section 2. <u>Resignations Effected at Future Date:</u> When one or more directors shall resign from the Board, effective at a future date, a majority of the directors then in office, including those who have resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective.

## ARTICLE VII - CORPORATE RECORDS

Section 1. Any stockholder of record, in person or by attorney or other agent, shall, upon written demand under oath stating the purpose thereof, have the right during the usual hours of business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders, and its minute of Stockholder meetings for the past two years. A proper purpose shall mean a purpose reasonably related to such person's interest as a stockholder. In every instance where an attorney or other agent shall be the person who seeks the right to inspection, the demand under oath shall be accompanied by a power of attorney or such other writing which authorizes the attorney or other agent to so act on behalf of the stockholder. The demand under oath shall be directed to the corporation at its registered office or at its principal place of business.

## ARTICLE VIII - STOCK CERTIFICATES, DIVIDENDS, ETC.

Section 1. The stock certificates of the corporation shall be numbered and registered in the Stock Transfer Ledger and transfer books of the corporation as they are issued. They shall bear the corporate seal and shall be signed by the President and the Secretary.

Section 2. Transfers: Transfers of the shares shall be made on the books of the corporation upon surrender of the certificates therefore, endorsed by the person named in the certificate or by attorney, lawfully constituted in writing. No transfer shall be made which is inconsistent with applicable law.

Section 3. Lost Certificate: The corporation may issue a new stock certificate in place of any certificate theretofore signed by it, alleged to have been lost, stolen, or destroyed.

Section 4. Record Date: In order that the corporation may determine stockholders entitled to notice of or to vote at any meeting of stockholders on any adjournment thereof, or to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which shall not be more than sixty days prior to any other action.

If no record date is fixed:

(a)The record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if the notice is waived, at the close of the business on the day next preceding the day on which the meeting is held.

(b)The record date for which determining stockholders entitled to express consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is necessary, shall be the day on which the first written consent is expressed.

(c)The record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

(d)A determination of stockholders of record entitled to notice of or vote at a meeting of stockholders shall apply to any adjournment of the meeting: provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

Section 5. Dividends: The Board of Directors may declare and pay dividends upon the outstanding shares of the corporation from time to time and to such extent as they deem advisable, in the manner and upon the terms and conditions provided by statute and the Certificate of Incorporation.

Section 6. Reserves: Before payment of any dividend there may be set aside out of the net profits of the corporation such sum or sums as the directors, from time to time, in their absolute discretion, think proper as a reserve fund to meet contingencies, or for equalizing dividends, or for repairing or maintaining the property of the corporation, or for such other purpose as the directors shall think conducive to the interests of the corporation, and the directors may abolish any such reserve in the manner in which it was created.

## ARTICLE IX - MISCELLANEOUS PROVISIONS

Section 1. Checks: All checks or demands for money and notes of the corporation shall be signed by such officer or officers as the Board of Directors may from time to time designate.

Section 2. Fiscal Year: The fiscal year shall begin on the first day of January of every year, unless this section is amended according to Delaware Law.

Section 3. Notice: Whenever written notice is required to be given to any person, it may be given to such a person, either personally or by sending a copy thereof through the mail, or by telecopy (FAX), or by telegram, charges prepaid, to his address appearing on the books of the corporation of the corporation, or supplied by him to the corporation to have been given to the person entitled thereto when deposited in the United States mail or with a telegraph office for transmission to such person. Such notice shall specify the place, day and hour of meeting and, in the case of a special meeting of stockholders, the general nature of business to be transacted.

Section 4. <u>Waiver of Notice:</u> Whenever any written notice is required by statue, or by Certificate or the by-laws of this corporation a waiver thereof in writing, signed by the person or persons entitled to such a notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. Except in the case of a special meeting of stockholders, neither the business to be transacted nor the purpose of the meeting need be specified in the waiver of notice of such meeting. Attendance of a person either in person or by proxy at any meeting shall constitute a waiver of notice of such meeting, except where a person attends a meeting for the express purpose of objecting to the transaction of any business because the meeting was unlawfully convened.

Section 5. <u>Disallowed Compensation:</u> Any payments made to an officer or employee of the corporation such as a salary, commission, bonus, interest, rent, travel or entertainment expense incurred by him, which shall be disallowed in whole or in part as a deductible expense by the Internal Revenue Service, shall be reimbursed by such officer or employee to the corporation to the full extent of such disallowance. It shall be the duty of the directors, as a Board, to enforce payment of each amount disallowed in lieu of payment by the officer or employee, subject to the determination of the directors, proportionate amounts may be withheld from his future compensation payments until the amount owed to the corporation has been recovered.

Section 6. <u>Resignations:</u> Any director or other officer may resign at any time, such resignation to be in writing, and to take effect from the time of its receipt by the corporation, unless some time to be fixed in the resignation and then from that date. The acceptance of a resignation shall not be required to make it effective.

## ARTICLE X - LIABILITY

Section 1. Stockholder liability is limited to the stock held in the corporation.

Section 2. No director shall be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty by such director as a director. Notwithstanding the foregoing sentence, a director shall be liable to the extent provided by applicable law, (i) for breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit. No amendment to or repeal of this Article Eighth shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment.

## ARTICLE XI - AMENDMENTS

Section 1. These bylaws may be amended or repealed by the vote of stockholders entitled to cast at least a majority of the votes which all stockholders are entitled to cast thereon, at any regular or special meeting of the stockholders, duly convened after notice to the stockholders of that purpose.

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INSTRUCTIONS TO QUESTION 31: If information is presented to investors in a form at, media or other means not able to be reflected in text or portable document format, the issuer should include

(a) a description of the material content of such information;

(b) a description of the form at in which such disclosure is presented; and

(c) in the case of disclosure in video, audio or other dynamic media or form at, a transcript or description of such disclosure.

## ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:
(120 days after the end of each fiscal year covered by the report)
(120 days after the end of each fiscal year covered by the report).

Once posted, the annual report may be found on the issuer's website at:
https://crexagent.com

The issuer must continue to comply with the ongoing reporting requirements until:

(1) the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) The issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;
(3) The issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
(4) the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the issuer liquidates or dissolves its business in accordance with state law.